FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 15, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 15, 2003                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

GeneratorMicrosoft Word 97Issued: 15th January 2003, London

                             Paxil Litigation Update
     Trial for Hemi-Hydrate Patent Challenge to be Heard 5th February 2003

GlaxoSmithKline (GSK) today announced that the trial to hear arguments in the Federal District Court of the Northern District of Illinois (Chicago) between GSK and Apotex on GSK's patent covering the hemihydrate form of Paxil expiring in 2006, will commence on 5th February 2003.


S M Bicknell
Company Secretary
15 January 2003


About GSK:


GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.


Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, GlaxoSmithKline cautions investors that any forward-looking statements or projections made by GSK, including those made in this news release, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the company's operations are discussed in the section "Cautionary factors that may affect future results" in GSK's results announcement for the year ended 31 December 2001, filed with the U.S. Securities and Exchange Commission.


For company information, visit GSK on the World Wide Web at http://www.gsk.com
                                                            ------------------


Enquiries:


UK Media enquiries:                      Martin Sutton           (020) 8047 5502

                                         Siobhan Lavelle         (020) 8047 5502


US Media enquiries:                      Nancy Pekarek           (215) 751 7709

                                         Mary Anne Rhyne         (919) 483 2839

                                         Patricia Seif           (215) 751 7709


European Analyst/Investor enquiries:     Duncan Learmouth        (020) 8047 5540

                                         Anita Kidgell           (020) 8047 5542

                                         Philip Thomson          (020) 8047 5543


US Analyst/ Investor enquiries:          Frank Murdolo           (215) 751 7002

                                         Tom Curry               (215) 751 5419